UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Black Knight Financial Services, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09214X100

(CUSIP Number)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09214X100		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Fidelity National Financial, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* CO

CUSIP No. 09214X100		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Black Knight Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* CO

CUSIP No. 09214X100	13G

This Amendment No. 2 is being filed to amend the Schedule 13G filed February 16, 2016, as previously amended on February 10, 2017.

Item 1(a): Name of Issuer:

The name of the issuer is Black Knight Financial Services, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).

Item 1(b): Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 601 Riverside Avenue, Jacksonville, FL 32204.

Item 2(a): Name of Person Filing:

This Schedule 13G is filed by Fidelity National Financial, Inc. (“FNF”) and Black Knight Holdings, Inc. (“Black Knight Holdings”), collectively, “Reporting Persons”. Black Knight Holdings is a wholly-owned subsidiary of FNF.

Item 2(b): Address of Principal Business Office or, if None, Residence:

The addresses of the principal business offices of the Reporting Persons is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204.

Item 2(c): Citizenship:

FNF and Black Knight Holdings are Delaware corporations.

Item 2(d): Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e): Cusip Number

09214X100

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4: Ownership:

The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to the Schedule 13G are incorporated herein by reference.   As of the consummation of the transactions on September 29, 2017, contemplated by the Agreement and Plan of Merger, dated as of June 8, 2017, by and among the Issuer, FNF, Black Knight, Inc. (formerly Black Knight Holdco Corp.), New BKH Corp., New BKH Merger Sub, Inc. and BKFS Merger Sub, Inc., the Reporting Persons beneficially owned, in the aggregate, 0 shares of Class B common stock of the Issuer, and 0 membership interests of Black Knight Financial Services, LLC.

CUSIP No. 09214X100	13G

The breakdown of the ownership by Reporting Person is as follows (amount beneficially owned; percentage of class):

•      Fidelity National Financial, Inc. - 0; 0%

•      Black Knight Holdings, Inc. - 0; 0%

Item 5: Ownership of Five Percent or Less of a Class:

N/A

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8: Identification and Classification of Members of the Group:

N/A

Item 9: Notice of Dissolution of Group:

N/A

Item 10: Certification:

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 3, 2017	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	October 3, 2017	BLACK KNIGHT HOLDINGS, INC.

		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary